

Mail Stop 7010

November 28, 2007

via U.S. mail and facsimile

Jeffrey L. Jacobson
Vice President and Chief Financial Officer
Wesco Financial Corporation
301 East Colorado Boulevard, Suite 300
Pasadena, California 91101-1901

> **RE:** **Wesco Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30,**
> **2007 and September 30, 2007**
> **File No. 1-4720**

Dear Mr. Jacobson:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 23

1. We note from your disclosure within note 6 on page 51 that fiscal year 2006 incurred losses for the current year increased 44% as compared to the prior period current year incurred losses. We further note from your disclosure on page 24 that insurance premiums written during fiscal year 2006 increased 10.5% compared to the prior period. However, you did not provide any discussion and analysis of the differing trends. In future filings, please ensure that your discussion and analysis fully all material trends and uncertainties. Refer to Item 303 of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Off-Balance Sheet Arrangements and Contractual Obligations, page 32

2. We note your disclosure on page 52 within note 7 that you have other contractual obligations in addition to recorded liabilities of $80.7 million. However, it is unclear how you have reflected these contractual obligations in your table on page 32. In future filings, please revise your table to include all material contractual obligations. Refer to Item 303(A)(5) of Regulation S-K for guidance.

Critical Accounting Policies and Practices, page 32

Losses and Loss Adjustment Expenses, page 33

3. We note that during our review of your fiscal year 2004 Form 10-K you agreed to "provide additional disclosures…to better explain the likelihood that materially different amounts would be reported under different conditions or if we used different assumptions." You also stated that you would provide additional information regarding losses based on information received from cedants. Refer to your responses to comments 4 and 7 in your letter dated November 8, 2005. However, it is unclear how you have provided the additional information within your MD&A disclosures, especially with reference to your disclosure in the critical accounting policies and practices section. In future filings, please revise your disclosures to address the following:
    * For each period presented, breakout the insurance losses and loss adjustment expenses reserve between case reserves and IBNR reserves.

- Disclose the techniques and the significant judgments and assumptions used to project the case reserves and IBNR reserves. Include an explanation as to why you believe the judgments and assumptions made represent the best estimate of the incurred losses. For each of the material judgments and assumptions, provide a sensitivity analysis as to the impact a change would have on your reserves. Also discuss any emerging trends that may result in future reserve adjustments.
- For the loss reserves based on cedant information, please disclose the process you use to determine the accuracy and completeness of the information from cedants, information regarding the resolution of disputes, your process for assessing the loss reserves reported by cedants, and any other information deemed necessary to understand your process for estimating such reserves.

Please refer to section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you intend to include in future filings.

Note 6 – Insurance Losses and Loss Adjustment Expenses Payable, page 51

4. In future filings, please revise Note 6 and the accounting policy disclosure on page 48, as appropriate, to clarify the nature of "ceded liabilities" in the rollforward disclosure of unpaid losses and loss adjustment expenses and whether a corresponding asset has been recorded for the reinsurance recoverables.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Item 4. Controls and Procedures, page 3

5. We note that for each of your March 31, 2007, June 30, 2007 and September 30, 2007 Forms 10-Q that you reiterated your conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2006. However, Item 307 of Regulation S-K states that such conclusion is to be as of the end of the period covered by each report. As such, please amend each of the Forms 10-Q to state your Chief Executive Officer and Chief Financial Officer's conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by each report. Please also include updated 302 certifications that include paragraphs 1, 2, 4 and 5, at a minimum.

Note 1., page 7

6. You disclose the IRS has proposed adjustments to increase your tax liabilities for the years 1999 through 2001 and the examination is in the IRS' appeals process. For each deduction or other issue where the IRS is proposing adjustments to your tax liabilities, please tell us the nature of the issue, as well as the associated proposed adjustment to your tax liabilities. For each issue, explain why you believe the

position of the IRS will not result in a material impact on your financial statements, unless apparent. Also, please clarify whether the IRS has communicated the outcome of its audit of the tax returns for years 2002 through 2004 and, if so, the result.

7. In future filings, please revise your disclosure to include the following:
   - Policy for classifying interest and penalties;
   - Tabular reconciliation of unrecognized tax benefits, if material;
   - Total amount of unrecognized tax benefits that if recognized would materially impact your effective tax rate;
   - Amounts of interest and penalties recognized in your consolidated statements of income and consolidated balance sheets; and
   - For unrecognized tax benefits for which it is reasonably possible the amount may significant increase or decrease in the next 12 months, state the nature of the uncertainty, the nature of the even that could cause such a change, and the estimated range of reasonably possible change.

   Refer to paragraphs 20 and 21 of FIN 48 for guidance.

Note 3., page 8

8. In future annual and quarterly filings, please revise your disclosure to provide a list of the marketable equity securities held including the fair value for each period presented. Refer to your disclosures in your March 31, 2007, and June 30, 2007, Forms 10-Q. Given the significance of your marketable equity securities to your consolidated balance sheets, such information provides investors with a better understanding of your investments.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief